Mail Stop 4561

August 6, 2007

VIA USMAIL and FAX (260) 833-4411

Mr. Michael Pacult
Chief Executive Officer
TriView Global Fund, LLC
505 Brookfield Drive
Dover, Delaware 19901

> **Re:** **TriView Global Fund, LLC**
> **Form 10-K and 10-K/A for the year ended 12/31/2006**
> **Filed on 4/3/2007 and 7/3/2007**
> **File No. 333-119655**

Dear Mr. Michael Pacult:

We have reviewed your response letter dated August 3, 2007 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K and 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2006

Financial Statements and Notes

General

1.   We do not object to the company restating the financial statements included in its form 10-K for the year ended December 31, 2006 to comply with our comments related to the accounting for offering costs and organizational costs. The amendment should be a complete Form 10-K/A including all amended Items in their entirety including Items 302 and 303 of Regulation S-K and all narrative portions describing the accounting for organization, operating and offering costs. New certifications should also be filed. The amended Form 10-K should include the information required by Item 302 of Regulation S-K, showing the effect of the restatement for each quarter. In addition the Form 10-K should comply with paragraphs 25 and 26 of SFAS 154 and should comply with the additional comments included below.   Please note that we will also require an

Michael Pacult
TriView Global Fund, LLC
August 6, 2007
Page 2

amendment to the Form 10-Q for the quarter ended March 31, 2007 rather than allowing you to reflect the restatement in the Form 10-Q for the quarter ended June 30, 2007 when filed.

2.   We note that your balance sheet includes a line item for deferred operating costs. Please note that SOP 98-5 requires that all operating costs as well as organizational costs be expensed as incurred. Your restated financial statements should comply fully with SOP 98-5.

3.   All financial statement columns of the amended Form 10-K and Form 10-Q should be labeled as restated.

4.   Given the fact that you are restating your financial statements, please file your required Item 4.02 8-K.   The 8-K should include the date of the conclusion regarding non-reliance, the financial statement years and periods that should no longer be relied upon, a brief description of the facts underlying your conclusion, a statement whether your audit committee or its alternative has discussed this matter with your independent accountants and your time frame for filing the restated financial statements.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant